PRESS RELEASE

CN Announces Solid Fourth Quarter and Year-End Results
•Fourth quarter diluted earnings per share (EPS) growth of 12%, or 14% on an adjusted basis (1)
•Fourth quarter operating ratio of 61.2%, or 60.1% on an adjusted basis (1)
•2025 diluted EPS growth of 8%, or 7% on an adjusted basis (1)
•2025 operating ratio of 61.9%, or 61.7% on an adjusted basis (1)
•Approximately 15 million shares repurchased in 2025 for approximately C$2 billion
•Capital program spending set at C$2.8 billion* for 2026, a decrease of C$500 million from 2025 (2)

MONTREAL, January 30, 2026 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended December 31, 2025.

"Our team delivered a strong fourth quarter and closed 2025 with disciplined execution and a relentless focus on capturing opportunities for our customers. I thank our railroaders for their commitment to running the railroad safely and efficiently. In a challenging demand environment, their focus on service, cost control and productivity drove solid performance.

As we enter 2026, we expect continued macroeconomic uncertainty and elevated geopolitical risk. We are managing through this environment by focusing on what we can control: disciplined capital allocation, rigorous cost management and strengthening free cash flow. This approach positions CN to respond quickly as volumes shift and to deliver sustainable long-term value for shareholders."

–Tracy Robinson, President and Chief Executive Officer, CN

Quarterly Financial Results Highlights
Fourth-quarter 2025 compared to fourth-quarter 2024
•Revenues of C$4,464 million, an increase of C$106 million, or 2%.
•Operating income of C$1,733 million, an increase of C$105 million, or 6%, and adjusted operating income of C$1,782 million, an increase of C$154 million, or 9%. (1)
•Operating ratio of 61.2%, an improvement of 1.4-points, and adjusted operating ratio of 60.1%, an improvement of 2.5 points. (1)
•Net income of C$1,248 million, an increase of C$102 million, or 9%, and adjusted net income of C$1,284 million, an increase of C$138 million, or 12%. (1)
•Diluted EPS of C$2.03, an increase of 12% and adjusted diluted EPS of C$2.08, an increase of 14%. (1)
•The Company repurchased close to 4.4 million shares in the fourth quarter for approximately C$600 million.

Quarterly Operating Performance Highlights **
Fourth-quarter 2025 compared to fourth-quarter 2024
•Gross ton miles (GTMs) increased 5% to 118,923 (millions).
•Revenue ton miles (RTMs) increased 4% to 61,707 (millions).
•Through dwell decreased 1% to 7.0 (entire railroad hours).
•Car velocity increased 2% to 215 (car miles per day).
•Through network train speed of 19.2 (mph) was in line with prior year.
•Fuel efficiency of 0.875 (US gallons of locomotive fuel consumed per 1,000 GTMs), was 1% more efficient.
•Train length increased 3% to 7,868 (feet).
•GTMs per average number of employees increased 8% to 4,957 (thousands).
•Operating expenses per GTM decreased 4% to 2.30 (cents).

CN | 2025 – Fourth Quarter 1

PRESS RELEASE

2025 Financial Highlights
Full-year 2025 compared to full-year 2024
•Revenues of C$17,304 million, an increase of C$258 million, or 2%.
•Operating income of C$6,587 million, an increase of C$340 million, or 5%, and adjusted operating income of C$6,636 million, an increase of C$311 million, or 5%. (1)
•Operating ratio of 61.9%, an improvement of 1.5 points, and adjusted operating ratio of 61.7%, an improvement of 1.2 points. (1)
•Net income of C$4,720 million, an increase of C$272 million, or 6%, and adjusted net income of C$4,756 million, an increase of C$250 million, or 6%. (1)
•Diluted EPS of C$7.57, an increase of 8% and adjusted diluted EPS of C$7.63, an increase of 7%. (1)
•Free cash flow of C$3,336 million, an increase of C$244 million, or 8%. (1)
•Net cash provided by operating activities of C$7,049 million, an increase of C$350 million, or 5%, and net cash used in investing activities of C$3,713 million, an increase of C$106 million, or 3%.
•Adjusted EBITDA of C$8,734 million, an increase of 4%. (1)
•Adjusted debt-to-adjusted EBITDA of 2.51 times as at and for the year ended December 31, 2025. (1)
•Return on invested capital (ROIC) of 12.9% was in line with prior year, and adjusted ROIC of 13.0%, a decrease of 0.1-point. (1)
•The Company repurchased approximately 15 million shares in the year for approximately C$2 billion.

2025 Operating Performance Highlights **
Full-year 2025 compared to full-year 2024
•GTMs increased 1% to 463,002 (millions).
•RTMs increased 1% to 238,159 (millions).
•Through dwell increased 1% to 7.1 (entire railroad hours).
•Car velocity decreased 1% to 206 (car miles per day).
•Through network train speed decreased 1% to 18.8 (mph).
•Fuel efficiency of 0.873 (US gallons of locomotive fuel consumed per 1,000 GTMs), was in line with prior year.
•Train length increased 1% to 7,909 (feet).
•GTMs per average number of employees increased 4% to 18,893 (thousands).
•Operating expenses per GTM decreased 2% to 2.31 (cents).

* Net of customer reimbursements.
** Statistical operating data and key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

2026 financial guidance (1)(2)
CN assumes that volume growth in terms of RTMs will be flattish. The Company expects that adjusted diluted EPS growth will slightly exceed volume growth.

In 2026, CN plans to invest approximately C$2.8 billion in its capital program, net of amounts reimbursed by customers. The Company also expects to continue improving its free cash flow conversion throughout 2026.

Shareholder returns
The Company’s Board of Directors approved a 3% increase to CN’s 2026 quarterly cash dividend, effective for the first quarter of 2026. This is the 30th consecutive year of dividend increases, demonstrating our confidence in the long-term financial health of the Company. In addition, the Company’s Board of Directors also approved a new Normal Course Issuer Bid (NCIB) that permits CN to purchase, for cancellation, over a 12-month period up to 24 million common shares, starting on February 4, 2026, and ending no later than February 3, 2027.

CONFERENCE CALL DETAILS
CN's senior officers will review the results and the railway's outlook in a conference call starting at 8:30 a.m. Eastern Time on January 30. Tracy Robinson, CN President and Chief Executive Officer, will lead the call. Parties wishing to participate via telephone may dial 1-800-715-9871 (Canada/U.S.), or 1-647-932-3411 (International), using 4883669 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN may also use non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

2 CN | 2025 – Fourth Quarter

PRESS RELEASE

CN's outlook, guidance or targets (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its outlook, guidance or targets.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," "goals," or other similar words.

2026 key assumptions
CN has made a number of economic and market assumptions in preparing its 2026 outlook. The 2025/2026 grain crops in Canada and the U.S. were above their respective five-year averages. The Company assumes that the 2026/2027 grain crops in Canada and the U.S. will be in line with their respective five-year averages. CN assumes RTM growth will be flattish. CN also assumes that in 2026, the value of the Canadian dollar in U.S. currency will be $0.715, and assumes that in 2026 the average price of crude oil (West Texas Intermediate) will be in the range of US$60 - US$70 per barrel. The Company notes there is a heightened demand risk as a result of the volatile macroeconomic conditions and global trade tensions.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts or tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators and other regulatory claims or proceedings; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

The achievement of CN’s climate goals is subject to several risks and uncertainties, including those disclosed in the MD&A in CN's annual and interim reports. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

This earnings news release is available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:
Media	Investment Community
Ashley Michnowski	Stacy Alderson
Senior Manager	Assistant Vice-President
Media Relations	Investor Relations
(438) 596-4329	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
CN | 2025 – Fourth Quarter 3

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended December 31		Year ended December 31
	2025	2024	2025	2024
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,464	4,358	17,304	17,046
Freight revenues ($ millions)	4,312	4,183	16,681	16,395
Operating income ($ millions)	1,733	1,628	6,587	6,247
Adjusted operating income ($ millions) (2)(3)	1,782	1,628	6,636	6,325
Net income ($ millions)	1,248	1,146	4,720	4,448
Adjusted net income ($ millions) (2)(3)	1,284	1,146	4,756	4,506
Diluted earnings per share ($)	2.03	1.82	7.57	7.01
Adjusted diluted earnings per share ($) (2)(3)	2.08	1.82	7.63	7.10
Net cash provided by operating activities ($ millions)	2,227	1,995	7,049	6,699
Net cash used in investing activities ($ millions)	1,232	963	3,713	3,607
Free cash flow ($ millions) (2)(4)	995	1,032	3,336	3,092
Gross property additions ($ millions)	1,229	944	3,658	3,549
Share repurchases ($ millions)	599	153	2,047	2,651
Dividends per share ($)	0.8875	0.8450	3.5500	3.3800
Financial ratio
Operating ratio (%) (5)	61.2	62.6	61.9	63.4
Adjusted operating ratio (%) (2)(3)	60.1	62.6	61.7	62.9
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	118,923	113,660	463,002	457,694
Revenue ton miles (RTMs) (millions)	61,707	59,305	238,159	235,538
Carloads (thousands)	1,363	1,324	5,458	5,390
Route miles (includes Canada and the U.S., end of year)	18,900	18,800	18,900	18,800
Employees (end of period)	23,839	24,671	23,839	24,671
Employees (average for the period)	23,989	24,862	24,507	25,304
Key operating measures
Freight revenue per RTM (cents)	6.99	7.05	7.00	6.96
Freight revenue per carload ($)	3,164	3,159	3,056	3,042
GTMs per average number of employees (thousands)	4,957	4,572	18,893	18,088
Operating expenses per GTM (cents)	2.30	2.40	2.31	2.36
Labor and fringe benefits expense per GTM (cents)	0.77	0.78	0.76	0.75
Diesel fuel consumed (US gallons in millions)	104.0	100.1	404.0	401.1
Average fuel price ($ per US gallon)	3.85	4.15	3.91	4.41
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.875	0.881	0.873	0.876
Train weight (tons)	9,265	9,034	9,173	9,087
Train length (feet)	7,868	7,670	7,909	7,831
Car velocity (car miles per day)	215	210	206	209
Through dwell (entire railroad, hours)	7.0	7.1	7.1	7.0
Through network train speed (miles per hour)	19.2	19.2	18.8	18.9
Locomotive utilization (trailing GTMs per total horsepower)	195	186	190	186
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	0.73	1.17	0.96	1.07
Accident rate (per million train miles)	1.90	1.75	1.84	1.69
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2025 – Fourth Quarter

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended December 31				Year ended December 31
	2025	2024	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2025	2024	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	901	868	4%	4%	3,478	3,414	2%	1%
Metals and minerals	466	488	(5%)	(4%)	1,962	2,048	(4%)	(6%)
Forest products	433	469	(8%)	(8%)	1,839	1,931	(5%)	(6%)
Coal	235	238	(1%)	(1%)	960	929	3%	3%
Grain and fertilizers	1,098	1,038	6%	6%	3,658	3,422	7%	6%
Intermodal	964	876	10%	10%	3,892	3,757	4%	3%
Automotive	215	206	4%	4%	892	894	—%	(2%)
Total freight revenues	4,312	4,183	3%	3%	16,681	16,395	2%	1%
Other revenues	152	175	(13%)	(13%)	623	651	(4%)	(5%)
Total revenues	4,464	4,358	2%	2%	17,304	17,046	2%	—%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	12,388	11,767	5%	5%	46,626	46,530	—%	—%
Metals and minerals	6,376	6,646	(4%)	(4%)	27,073	28,829	(6%)	(6%)
Forest products	4,813	5,268	(9%)	(9%)	20,472	22,111	(7%)	(7%)
Coal	5,142	5,326	(3%)	(3%)	20,777	20,165	3%	3%
Grain and fertilizers	19,448	17,904	9%	9%	67,773	64,594	5%	5%
Intermodal	12,780	11,652	10%	10%	52,249	50,190	4%	4%
Automotive	760	742	2%	2%	3,189	3,119	2%	2%
Total RTMs	61,707	59,305	4%	4%	238,159	235,538	1%	1%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.27	7.38	(1%)	(1%)	7.46	7.34	2%	—%
Metals and minerals	7.31	7.34	—%	—%	7.25	7.10	2%	—%
Forest products	9.00	8.90	1%	1%	8.98	8.73	3%	1%
Coal	4.57	4.47	2%	2%	4.62	4.61	—%	—%
Grain and fertilizers	5.65	5.80	(3%)	(3%)	5.40	5.30	2%	1%
Intermodal	7.54	7.52	—%	—%	7.45	7.49	(1%)	(1%)
Automotive	28.29	27.76	2%	1%	27.97	28.66	(2%)	(4%)
Total freight revenue / RTM	6.99	7.05	(1%)	(1%)	7.00	6.96	1%	—%
Carloads (thousands) (3)
Petroleum and chemicals	167	163	2%	2%	646	648	—%	—%
Metals and minerals	223	244	(9%)	(9%)	900	974	(8%)	(8%)
Forest products	66	71	(7%)	(7%)	278	299	(7%)	(7%)
Coal	117	113	4%	4%	472	456	4%	4%
Grain and fertilizers	202	194	4%	4%	720	690	4%	4%
Intermodal	539	490	10%	10%	2,234	2,115	6%	6%
Automotive	49	49	—%	—%	208	208	—%	—%
Total carloads	1,363	1,324	3%	3%	5,458	5,390	1%	1%
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,395	5,325	1%	1%	5,384	5,269	2%	1%
Metals and minerals	2,090	2,000	5%	5%	2,180	2,103	4%	2%
Forest products	6,561	6,606	(1%)	(1%)	6,615	6,458	2%	1%
Coal	2,009	2,106	(5%)	(5%)	2,034	2,037	—%	(1%)
Grain and fertilizers	5,436	5,351	2%	2%	5,081	4,959	2%	1%
Intermodal	1,788	1,788	—%	—%	1,742	1,776	(2%)	(2%)
Automotive	4,388	4,204	4%	4%	4,288	4,298	—%	(2%)
Total freight revenue / carload	3,164	3,159	—%	—%	3,056	3,042	—%	(1%)
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2025 – Fourth Quarter 5

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the “Company” or “CN” refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, adjusted debt-to-adjusted EBITDA multiple, return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance and may include the following adjustments:
i.operating expense adjustments: workforce reduction program, advisory costs related to rail consolidation matters, depreciation expense on the deployment of a replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three months and year ended December 31, 2025, the Company's adjusted net income was $1,284 million, or $2.08 per diluted share and $4,756 million, or $7.63 per diluted share, respectively, which excludes:
•employee termination benefits and severance costs related to a workforce reduction program of $34 million, or $25 million after-tax ($0.04 per diluted share) recorded in the fourth quarter in Labor and fringe benefits within the Consolidated Statement of Income; and
•advisory costs related to analysis and advocacy for the U.S. Surface Transportation Board (STB) enforcement of antitrust laws pertaining to the potential merger between Union Pacific and Norfolk Southern of $15 million, or $11 million after-tax ($0.01 and $0.02 per diluted share for the three months and year ended December 31, 2025, respectively) recorded in the fourth quarter in Purchased services and materials within the Consolidated Statements of Income.

For the three months and year ended December 31, 2024, the Company's adjusted net income was $1,146 million, or $1.82 per diluted share, and $4,506 million, or $7.10 per diluted share, respectively. The adjusted figure for the year ended December 31, 2024 excludes a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share), recorded in the second quarter, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Management believes that adjusted net income provides additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as it excludes certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. This measure helps management and investors evaluate the Company's profitability on a per-share basis, facilitating the assessment of period-over-period performance by removing the impact of significant, non-recurring items.

6 CN | 2025 – Fourth Quarter

NON-GAAP MEASURES – UNAUDITED

The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three months and years ended December 31, 2025 and 2024, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except per share data	2025	2024	2025	2024
Net income	$1,248	$1,146	$4,720	$4,448
Adjustments:
Operating expense adjustments:
Workforce reduction program	34	—	34	—
Advisory costs related to rail consolidation matters	15	—	15	—
Loss on assets held for sale	—	—	—	78
Tax adjustments:
Tax effect of adjustments (1)	(13)	—	(13)	(20)
Total adjustments	$36	$—	$36	$58
Adjusted net income	$1,284	$1,146	$4,756	$4,506
Diluted earnings per share	$2.03	$1.82	$7.57	$7.01
Impact of adjustments, per share	0.05	—	0.06	0.09
Adjusted diluted earnings per share	$2.08	$1.82	$7.63	$7.10
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure helps management and investors assess the Company's core operating results by excluding items that may distort the analysis of ongoing business performance. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure provides management and investors with a view of ongoing costs which exclude unusual or non-recurring items, enabling more accurate assessment of cost management and resource allocation across reporting periods. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. For management and investors, the adjusted operating ratio serves as a key performance indicator of cost management and overall operational effectiveness, as it demonstrates how effectively management controls costs relative to total revenue by excluding unusual or non-recurring items.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three months and years ended December 31, 2025 and 2024, to the non-GAAP adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except percentages	2025	2024	2025	2024
Operating income	$1,733	$1,628	$6,587	$6,247
Adjustments:
Workforce reduction program	34	—	34	—
Advisory costs related to rail consolidation matters	15	—	15	—
Loss on assets held for sale	—	—	—	78
Total adjustments	$49	$—	$49	$78
Adjusted operating income	$1,782	$1,628	$6,636	$6,325

Operating expenses	$2,731	$2,730	$10,717	$10,799
Total adjustments	(49)	—	(49)	(78)
Adjusted operating expenses	$2,682	$2,730	$10,668	$10,721

Operating ratio	61.2%	62.6%	61.9%	63.4%
Impact of adjustments	(1.1)%	—%	(0.2)%	(0.5)%
Adjusted operating ratio	60.1%	62.6%	61.7%	62.9%

CN | 2025 – Fourth Quarter 7

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.395 and $1.398 per US$1.00 for the three months and year ended December 31, 2025, respectively, and $1.399 and $1.370 per US$1.00 for the three months and year ended December 31, 2024, respectively. On a constant currency basis, the Company’s Net income for the three months and year ended December 31, 2025 would have been lower by $4 million ($0.01 per diluted share) and lower by $49 million ($0.08 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months and year ended December 31, 2025:

	Three months ended December 31				Year ended December 31
In millions, except per share data	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)	2025	Constant currency impact	2024	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$901	$—	$868	4%	$3,478	$(43)	$3,414	1%
Metals and minerals	466	1	488	(4%)	1,962	(33)	2,048	(6%)
Forest products	433	—	469	(8%)	1,839	(31)	1,931	(6%)
Coal	235	—	238	(1%)	960	(7)	929	3%
Grain and fertilizers	1,098	—	1,038	6%	3,658	(36)	3,422	6%
Intermodal	964	1	876	10%	3,892	(18)	3,757	3%
Automotive	215	(1)	206	4%	892	(14)	894	(2%)
Total freight revenues	4,312	1	4,183	3%	16,681	(182)	16,395	1%
Other revenues	152	1	175	(13%)	623	(6)	651	(5%)
Total revenues	4,464	2	4,358	2%	17,304	(188)	17,046	—%
Operating expenses
Labor and fringe benefits	913	1	883	(4%)	3,510	(27)	3,422	(2%)
Purchased services and material	591	4	598	1%	2,306	(10)	2,313	1%
Fuel	437	(1)	481	9%	1,786	(39)	2,060	15%
Depreciation and amortization	456	—	489	7%	1,938	(17)	1,892	(2%)
Equipment rents	106	1	98	(9%)	432	(7)	392	(8%)
Other	228	2	181	(27%)	745	(10)	642	(14%)
Loss on assets held for sale	—	—	—	—%	—	—	78	100%
Total operating expenses	2,731	7	2,730	—%	10,717	(110)	10,799	2%
Operating income	1,733	(5)	1,628	6%	6,587	(78)	6,247	4%
Interest expense	(234)	—	(231)	(1%)	(913)	14	(891)	(1%)
Other components of net periodic benefit income	126	—	113	12%	502	—	454	11%
Other income (loss)	44	—	(2)	2,300%	88	(1)	42	107%
Income before income taxes	1,669	(5)	1,508	10%	6,264	(65)	5,852	6%
Income tax recovery (expense)	(421)	1	(362)	(16%)	(1,544)	16	(1,404)	(9%)
Net income	$1,248	$(4)	$1,146	9%	$4,720	$(49)	$4,448	5%
Diluted earnings per share	$2.03	$(0.01)	$1.82	11%	$7.57	$(0.08)	$7.01	7%

8 CN | 2025 – Fourth Quarter

NON-GAAP MEASURES – UNAUDITED

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months and years ended December 31, 2025 and 2024, to the non-GAAP free cash flow presented herein:

	Three months ended December 31		Year ended December 31
In millions	2025	2024	2025	2024
Net cash provided by operating activities	$2,227	$1,995	$7,049	$6,699
Net cash used in investing activities	(1,232)	(963)	(3,713)	(3,607)
Free cash flow	$995	$1,032	$3,336	$3,092

CN | 2025 – Fourth Quarter 9

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the years ended December 31, 2025 and 2024, respectively, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2025	2024
Debt (1)		$21,206	$20,894
Adjustments:
Operating lease liabilities, including current portion (2)		424	477
Pension plans in deficiency (3)		329	350
Adjusted debt		$21,959	$21,721
Net income		$4,720	$4,448
Interest expense		913	891
Income tax expense		1,544	1,404
Depreciation and amortization		1,938	1,892
Operating lease cost (4)		160	153
Other components of net periodic benefit income		(502)	(454)
Other income		(88)	(42)
Adjustments:
Workforce reduction program (5)		34	—
Advisory costs related to rail consolidation matters (6)		15	—
Loss on assets held for sale (7)		—	78
Adjusted EBITDA		$8,734	$8,370
Adjusted debt-to-adjusted EBITDA multiple (times)		2.51	2.60
(1)Represents the aggregate of Current portion of long-term and Long-term debt as disclosed on the Consolidated Balance Sheets.
(2)Represents the present value of operating lease payments.
(3)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Represents advisory costs related to analysis and advocacy for STB enforcement of antitrust laws pertaining to the potential merger between Union Pacific and Norfolk Southern recorded in the fourth quarter in Purchased services and materials within the Consolidated Statements of Income.
(7)Relates to a loss on assets held for sale of $78 million recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada.

10 CN | 2025 – Fourth Quarter

NON-GAAP MEASURES – UNAUDITED

ROIC and adjusted ROIC

ROIC and adjusted ROIC are useful measures for management and investors to evaluate the efficiency of the Company's use of capital funds and allow investors to assess the operating and investment decisions made by management. The Company calculates ROIC as return divided by average invested capital, both of which are non-GAAP measures. Return is defined as Net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of Total shareholders' equity, Long-term debt and Current portion of long-term debt less Cash and cash equivalents, and Restricted cash and cash equivalents, averaged between the beginning and ending balance over the last twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital, both of which are non-GAAP measures. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's adjusted effective tax rate. Return, average invested capital, ROIC, adjusted return and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage	As at and for the year ended December 31,	2025	2024
Net income		$4,720	$4,448
Interest expense		913	891
Tax on interest expense (1)		(225)	(214)
Return		$5,408	$5,125
Average total shareholders' equity		$21,310	$20,584
Average long-term debt		20,014	17,931
Average current portion of long-term debt		1,036	1,753
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		(382)	(663)
Average invested capital		$41,978	$39,605
ROIC		12.9%	12.9%
Adjusted net income (2)		$4,756	$4,506
Interest expense		913	891
Adjusted tax on interest expense (3)		(226)	(214)
Adjusted return		$5,443	$5,183
Average invested capital		$41,978	$39,605
Adjusted ROIC		13.0%	13.1%
(1)The effective tax rate, defined as Income tax expense as a percentage of Income before income taxes, used to calculate the tax on Interest expense for 2025 was 24.6% (2024 - 24.0%).
(2)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP measures – Adjusted performance measures for an explanation of this non-GAAP measure.
(3)The adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. The adjusted effective tax rate used to calculate the adjusted tax on interest expense for 2025 was 24.7% (2024 - 24.0%).

CN | 2025 – Fourth Quarter 11